                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            WHITEHALL JEWELLERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE,
              INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    965063100
       ------------------------------------------------------------------
                                 (CUSIP Number)

                               SEPTEMBER 30, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 965063100
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
    1.   Names of Reporting Persons: SHEILA C. PATINKIN

         I.R.S. Identification Nos. of above persons (entities only):

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]

         (b)      [X]

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    3.   SEC Use Only...............................................................................................................

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    4.   Citizenship or Place of Organization:  UNITED STATES

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Number of                       5.       Sole Voting Power: 0
Shares
Beneficially                    ----------------------------------------------------------------------------------------------------
Owned by
Each Reporting                  6.       Shared Voting Power: 393,597 (SEE ITEM 4)
Person With:
                                ----------------------------------------------------------------------------------------------------

                                7.       Sole Dispositive Power: 0

                                ----------------------------------------------------------------------------------------------------

                                8.       Shared Dispositive Power: 393,597 (SEE ITEM 4)

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    9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 393,597 (SEE ITEM 4)

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    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)........................................

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    11.  Percent of Class Represented by Amount in Row (9): 2.7%

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    12.  Type of Reporting Person: IN

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

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
CUSIP No. 965063100
------------------------------------------------------------------------------------------------------------------------------------
    1.   Names of Reporting Persons: DOUGLAS M. PATINKIN

         I.R.S. Identification Nos. of above persons (entities only):

------------------------------------------------------------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]

         (b)      [X]

------------------------------------------------------------------------------------------------------------------------------------

    3.   SEC Use Only...............................................................................................................

------------------------------------------------------------------------------------------------------------------------------------

    4.   Citizenship or Place of Organization:  UNITED STATES

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Number of                       5.       Sole Voting Power: 0
Shares
Beneficially                    ----------------------------------------------------------------------------------------------------
Owned by
Each Reporting                  6.       Shared Voting Power: 1,627 (SEE ITEM 4)
Person With:
                                ----------------------------------------------------------------------------------------------------

                                7.       Sole Dispositive Power: 0

                                ----------------------------------------------------------------------------------------------------

                                8.       Shared Dispositive Power: 1,627 (SEE ITEM 4)

------------------------------------------------------------------------------------------------------------------------------------

    9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,627 (SEE ITEM 4)

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    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)........................................

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    11.  Percent of Class Represented by Amount in Row (9): LESS THAN 0.1%

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    12.  Type of Reporting Person: IN

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

CUSIP No. 965063100
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
    1.   Names of Reporting Persons: ESTATE OF HUGH M. PATINKIN, DECEASED

         I.R.S. Identification Nos. of above persons (entities only): 36-7446008*

------------------------------------------------------------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]

         (b)      [X]

------------------------------------------------------------------------------------------------------------------------------------

    3.   SEC Use Only...............................................................................................................

------------------------------------------------------------------------------------------------------------------------------------

    4.   Citizenship or Place of Organization: ILLINOIS

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Number of                       5.       Sole Voting Power: 0
Shares
Beneficially                    ----------------------------------------------------------------------------------------------------
Owned by
Each Reporting                  6.       Shared Voting Power: 391,970 (SEE ITEM 4)
Person With:
                                ----------------------------------------------------------------------------------------------------

                                7.       Sole Dispositive Power: 0

                                ----------------------------------------------------------------------------------------------------

                                8.       Shared Dispositive Power: 391,970 (SEE ITEM 4)

------------------------------------------------------------------------------------------------------------------------------------

    9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  391,970 (SEE ITEM 4)

------------------------------------------------------------------------------------------------------------------------------------

    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)........................................

------------------------------------------------------------------------------------------------------------------------------------

    11.  Percent of Class Represented by Amount in Row (9): 2.7%

------------------------------------------------------------------------------------------------------------------------------------

    12.  Type of Reporting Person: OO

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

* The Estate of Hugh M. Patinkin, Deceased and the Hugh M. Patinkin Trust will report as a single taxpayer as permitted pursuant to Section 645 of the Internal Revenue Code, as amended.

CUSIP No. 965063100
------------------------------------------------------------------------------------------------------------------------------------
    1.   Names of Reporting Persons: HUGH M. PATINKIN TRUST

         I.R.S. Identification Nos. of above persons (entities only): 36-7446008*

------------------------------------------------------------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]

         (b)      [X]

------------------------------------------------------------------------------------------------------------------------------------

    3.   SEC Use Only...............................................................................................................

------------------------------------------------------------------------------------------------------------------------------------

    4.   Citizenship or Place of Organization:  ILLINOIS

------------------------------------------------------------------------------------------------------------------------------------

Number of                       5.       Sole Voting Power: 0
Shares
Beneficially                    ----------------------------------------------------------------------------------------------------
Owned by
Each Reporting                  6.       Shared Voting Power: 1,627 (SEE ITEM 4)
Person With:
                                ----------------------------------------------------------------------------------------------------

                                7.       Sole Dispositive Power: 0

                                ----------------------------------------------------------------------------------------------------

                                8.       Shared Dispositive Power: 1,627 (SEE ITEM 4)

------------------------------------------------------------------------------------------------------------------------------------

    9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,627 (SEE ITEM 4)

------------------------------------------------------------------------------------------------------------------------------------

    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)........................................

------------------------------------------------------------------------------------------------------------------------------------

    11.  Percent of Class Represented by Amount in Row (9): LESS THAN 0.1%

------------------------------------------------------------------------------------------------------------------------------------

    12.  Type of Reporting Person: OO

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

* The Estate of Hugh M. Patinkin, Deceased and the Hugh M. Patinkin Trust will report as a single taxpayer as permitted pursuant to Section 645 of the Internal Revenue Code, as amended.

ITEM 1.
(a)      NAME OF ISSUER:
         Whitehall Jewellers, Inc. (the "Issuer")

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
         155 North Wacker Drive
         Suite 500
         Chicago, IL 60606

ITEM 2.

(a)      NAME OF PERSON FILING:
                  (i)      Sheila C. Patinkin

                  (ii)     Douglas M. Patinkin

                  (iii)    Estate of Hugh M. Patinkin, Deceased

                  (iv)     Hugh M. Patinkin Trust

(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  (i)      Sheila C. Patinkin
                           Sanders Court Pediatrics
                           4113 Dundee Rd
                           Northbrook, IL 60062

                  (ii)     Douglas M. Patinkin
                           1252 West Wrightwood
                           Chicago, IL 60614

                  (iii)    Estate of Hugh M. Patinkin, Deceased
                           c/o Sheila C. Patinkin, Executor
                           Sanders Court Pediatrics
                           4113 Dundee Rd
                           Northbrook, IL 60062

                  (iv)     Hugh M. Patinkin Trust
                           c/o Sheila C. Patinkin, Trustee
                           Sanders Court Pediatrics
                           4113 Dundee Rd
                           Northbrook, IL 60062

(c)      CITIZENSHIP:

                  (i)      Sheila C. Patinkin is a citizen of the United States of America.

                  (ii)     Douglas M. Patinkin is a citizen of the United States of America.

                  (ii)     The Estate of Hugh M. Patinkin, Deceased is domiciled in the State of Illinois.

                  (ii)     The Hugh M. Patinkin Trust is domiciled in the State of Illinois.

(d)      TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.001 per share, including associated preferred stock purchase rights (the "Common Stock")

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
(e)      CUSIP NUMBER:
         965063100
ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

         Not applicable.

ITEM 4.  OWNERSHIP

         (a)      AMOUNT BENEFICIALLY OWNED:

                  (i)      Sheila C. Patinkin -- 393,597

                  (ii)     Douglas Patinkin -- 1,627

                  (iii)    Estate of Hugh M. Patinkin, Deceased -- 391,970

                  (iv)     Hugh M. Patinkin Trust -- 1,627

         (b)      PERCENT OF CLASS:

                  (i)      Sheila C. Patinkin -- 2.7%

                  (ii)     Douglas Patinkin -- less than 0.1%

                  (iii)    Estate of Hugh M. Patinkin, Deceased -- 2.7%

                  (iv)     Hugh M. Patinkin Trust -- less than 0.1%

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      Sole power to vote or to direct the vote:

                           (A)      Sheila C. Patinkin -- 0

                           (B)      Douglas Patinkin -- 0

                           (C)      Estate of Hugh M. Patinkin, Deceased -- 0

                           (D)      Hugh M. Patinkin Trust -- 0

                  (ii)     Shared power to vote or to direct the vote:

                           (A)      Sheila C. Patinkin -- 393,597

                           (B)      Douglas Patinkin -- 1,627

                           (C)      Estate of Hugh M. Patinkin, Deceased -- 391,970

                           (D)      Hugh M. Patinkin Trust -- 1,627

                  (iii)    Sole power to dispose or to direct the disposition:

                           (A)      Sheila C. Patinkin -- 0

                           (B)      Douglas Patinkin -- 0

                           (C)      Estate of Hugh M. Patinkin, Deceased -- 0

                           (D)      Hugh M. Patinkin Trust -- 0

                  (iv)     Shared power to dispose or to direct the disposition:

                           (A)      Sheila C. Patinkin -- 393,597

                           (B)      Douglas Patinkin -- 1,627

                           (C)      Estate of Hugh M. Patinkin, Deceased -- 391,970

                           (D)      Hugh M. Patinkin Trust -- 1,627

        All of the shares of Common Stock covered by this Amendment No. 1 to
Schedule 13G were previously beneficially owned by Hugh M. Patinkin, the former Chairman, President and Chief Executive Officer of the Issuer, who passed away on March 30, 2005. The original Schedule 13G to which this Amendment No. 1 relates superseded the Schedule 13D, as amended, previously filed by Hugh M. Patinkin with the Securities and Exchange Commission.

        The shares of Common Stock which may be deemed to be beneficially owned by Sheila C. Patinkin for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act") consist of (i) 391,970 shares of Common Stock issuable upon the exercise of fully-exercisable options held by the Estate of Hugh M. Patinkin, Deceased (the "Estate"), of which Sheila was appointed executor on May 27, 2005 by the probate court, and (ii) 1,627 shares of Common Stock held by the Hugh M. Patinkin Trust (the "Trust"), for which Sheila C. Patinkin and Douglas M. Patinkin serve as co-trustees.

        The shares of Common Stock which may be deemed to be beneficially owned by Douglas M. Patinkin for purposes of Sections 13(d) and 13(g) of the Exchange Act consist of 1,627 shares of Common Stock held by the Trust, for which Sheila
C. Patinkin and Douglas M. Patinkin serve as co-trustees.

        The shares of Common Stock which may be deemed to be beneficially owned by the Estate for purposes of Sections 13(d) and 13(g) of the Exchange Act consist of 391,970 shares of Common Stock issuable upon the exercise of fully-exercisable options held by the Estate.

        The shares of Common Stock which may be deemed to be beneficially owned by the Trust for purposes of Sections 13(d) and 13(g) of the Exchange Act consist of 1,627 shares of Common Stock held by the Trust.

        The percentages of class represented by the shares of Common Stock indicated above are based upon the 13,960,067 shares of Common Stock reported outstanding by the Issuer as of June 1, 2005 in its Form 10-Q for the quarterly period ended April 30, 2005.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        The response to Item 4 is incorporated by reference herein.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

ITEM 10.  CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    Date: October 10, 2005

                                                    SHEILA C. PATINKIN

                                                    /s/ Sheila C. Patinkin
                                                    ----------------------
                                                            Signature

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    Date: October 10, 2005

                                                    DOUGLAS M. PATINKIN

                                                    /s/ Douglas M. Patinkin
                                                    -----------------------
                                                             Signature

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Date: October 10, 2005

                                                ESTATE OF HUGH M. PATINKIN,
                                                DECEASED

                                                By:    /s/ Sheila C. Patinkin
                                                       ----------------------
                                                Name:  Sheila C. Patinkin
                                                Title: Executor

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Date: October 10, 2005

                                               HUGH M. PATINKIN TRUST

                                               By:    /s/ Sheila C. Patinkin
                                                      ----------------------
                                               Name:  Sheila C. Patinkin
                                               Title: Trustee

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree: (i) to the joint filing of Sheila C. Patinkin, Douglas M. Patinkin, the Estate of Hugh M. Patinkin, Deceased and the Hugh M. Patinkin Trust on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the beneficial ownership by the undersigned of shares of Common Stock of Whitehall Jewellers, Inc., and (ii) that this joint filing agreement (this "Agreement") be included as an exhibit to such joint filing. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 10th day of October 2005.


                                                SHEILA C. PATINKIN

                                                /s/ Sheila C. Patinkin
                                                ----------------------
                                                        Signature


                                                DOUGLAS M. PATINKIN

                                                /s/ Douglas M. Patinkin
                                                -----------------------
                                                         Signature


                                                ESTATE OF HUGH M. PATINKIN,
                                                DECEASED

                                                By:    /s/ Sheila C. Patinkin
                                                       ----------------------
                                                Name:  Sheila C. Patinkin
                                                Title: Executor


                                                HUGH M. PATINKIN TRUST

                                                By:    /s/ Sheila C. Patinkin
                                                       ----------------------
                                                Name:  Sheila C. Patinkin
                                                Title: Trustee